Exhibit 99.1

Ballard Power Systems Inc.

News Release

Ballard Announces First Quarter 2004 Results

Performance in Line With Expectations; Growing Focus on Fleet Demonstrations and Next Generation Fuel Cell Engine

For Immediate Release – May 7, 2004

Vancouver, Canada - Ballard Power Systems (TSX:BLD; NASDAQ:BLDP) reported its financial results for the first quarter ending March 31, 2004. All amounts are reported in U.S. dollars unless otherwise noted.

Ballard’s revenue in the first quarter ending March 31, 2004 was $16.0 million, down from $33.1 million for the same period in 2003, principally due to the anticipated reduction in engineering service revenue associated with the near completion of the development of Ballard’s current generation automotive fuel cell powertrain. Product revenue for the quarter decreased by $3.3 million, or 20%, over the same period in 2003 due to lower shipments of heavy-duty bus engines. Net loss for the quarter was $37.2 million ($0.31 per share), compared to a loss of $22.6 million ($0.19 per share) for the same period in 2003. Cash used by operations and capital expenditures for the quarter was $27.2 million, compared to $15.0 million, excluding business integration and restructuring expenditures, for the same period last year, principally due to the lower engineering service revenues and unfavorable foreign exchange impacts.

“Our 2004 plan is on track, with continued strong operational performance,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “While revenue is down and cash consumption is up, the results are in line with management’s expectations. Product margins showed improvement and operating expenses continued to decline. Key focus areas include continued fiscal discipline, commencement of our next generation light-duty fuel cell engine product development program and deployment of the largest and most comprehensive fuel cell vehicle demonstration project ever undertaken.”

Dave Smith, Ballard’s Chief Financial Officer stated, “Our first quarter results were negatively impacted by two major factors compared to the prior year quarter. Engineering service revenue declined, as expected, by $14 million, reducing revenue and increasing net loss and cash consumption, while a $9 million swing in foreign exchange further increased net loss and cash consumption.

In February, Ballard announced that it was in discussions with its Alliance partners, DaimlerChrysler AG and Ford Motor Company, to explore strategic alternatives focused on a broad range of possible actions, including reviewing the roles and responsibilities of each of the Alliance partners, finalizing the development plan for the next generation light-duty fuel cell engine program and changing its Alliance agreement to provide Ballard with additional financial and operational flexibility.

“While outstanding items remain, I am very pleased with the progress of discussions with our Alliance partners,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Definition of the scope, timing, cost and funding requirements of the next generation light-duty fuel cell engine is progressing and discussions with our partners have expanded to include development of the follow-on next generation fuel cell engine. The scope and timing of our fuel cell engine development programs will ensure that we advance our technology and enhance our market leadership.”

Dr.-Ing Hans-Joachim Schöpf, Executive Vice President, Mercedes Car Group, Development and Engineering of DaimlerChrysler AG, said, “Fuel cells are the future of mobility and this belief has always underscored the importance of our Alliance with Ford and Ballard. As we explore ways to improve our Alliance, we share a common goal - to work together to accelerate the advancement of automotive fuel cells.”

Dr. Gerhard Schmidt, Vice President, Research and Advanced Engineering of Ford Motor Company, said, “We at Ford remain committed to our Alliance with DaimlerChrysler and Ballard and are pleased with the progress of our discussions to optimize the Alliance in order to remain at the forefront of next-generation fuel cell technology.”

Ballard continues to set the standard in transportation fuel cells

The $350 million funding initiative recently announced by the U.S. Department of Energy (“DOE”) included $190 million for the “Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project” that will propel the industry forward through deployment of fuel cell vehicle fleets and hydrogen fueling stations in day-to-day operation in numerous sites across the U.S. Ballard will be actively involved in this program as the exclusive supplier to DaimlerChrysler’s and Ford’s fuel cell vehicle fleets.

Ford will place 10 Focus FCVs in Orlando, Sacramento and Detroit, for a total of 30 vehicles. These vehicles will be placed in fleets for use in everyday driving conditions with city governments, various state agencies, such as the California Energy Commission and the Air Resources Board, Florida state parks, numerous universities and an airport. Ford will work with BP to build a network of fueling stations to support the vehicle roll-out in the three cities. Ford will also place an additional four Focus FCVs, powered with Ballard® fuel cells, in Vancouver in 2004.

DaimlerChrysler has delivered fuel cell vehicles to Tokyo Gas and Bridgestone in Japan as well as to United Parcel Service for established, daily express-delivery routes in Germany and in Southeast Michigan in the U.S. DaimlerChrysler has stated its intention to place 30 vehicles in the United States and will also work with BP to build the required fueling stations to supports its vehicle fleets. By the end of 2004, DaimlerChrysler will have real-world experience with more than 100 Ballard® fuel cell-powered vehicles, including fuel cell bus demonstration fleets in Europe and Australia.

Honda recently delivered two Ballard® fuel cell-powered FCX vehicles to the City of San Francisco for road testing. This brings to 19 the number of Ballard-powered Honda fuel cell vehicles driving in real-world conditions in the U.S. and Japan to date. Honda will deliver additional Ballard-powered fuel cell vehicles to customers this year.

“Ballard has the largest automotive fuel cell market share of any company in the world, and we are committed to further expanding our share of the market by developing industry-leading technology that sets the standard,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “By leveraging the extensive research capabilities of our partners and our suppliers, together with our own state-of-the-art lab and manufacturing capabilities, technology and unmatched on-the-road experience, Ballard is positioned to lead the way to mass market commercialization of fuel cells.”

Ballard continues to advance its power generation business

“Ballard expects to build revenues in our power generation business, and we are actively working to develop further traction in this market,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “We have established new distribution relationships, collaborated on exciting and market-leading new products featuring Ballard® fuel cells and brought our new Ecostar™ power converter to market.”

In March, Ballard and Sanmina-SCI, one of the world’s premier manufacturers of enclosures for the electronics manufacturing services market, entered into a memorandum of understanding to work together to commercialize and sell Ballard® fuel cell-based backup power systems for the telecommunications industry. The outdoor enclosure manufactured by Sanmina-SCI makes it easy to site Ballard’s Nexa® RM Series stationary fuel cell system outdoors, thereby freeing up valuable indoor floor space.

Ballard’s customer, distributor and authorized service provider, MGE UPS SYSTEMS Inc., introduced its new Pulsar EX RT, its second generation uninterruptible power supply (“UPS”) that incorporates Ballard’s Nexa® RM Series fuel cell modules. The Pulsar EX RT is an extended runtime online UPS targeting mission critical applications requiring long duration backup power, and is now available for field trials.

In April, Ballard unveiled the only commercially available 75 kW grid-tie utility interactive power inverter for photovoltaic customers. The Ecostar™ power converter combines superior inverter and transformer efficiency with ease of installation and use, offering customers improved reliability and a reduced payback period for their product investment as compared to incumbent technologies. Ballard expects to add a 30 kW inverter for photovoltaic applications to its product offerings in the second half of 2004.

Ballard has named Heliocentris Energy Systems as a distributor in North America and Europe of its AirGen™ portable fuel cell generator and Nexa® fuel cell power module. Heliocentris specializes in fuel cell materials and curriculum packages for leading-edge educational institutions.

Ballard® fuel cells are powering the advanced pre-commercial 1 kW combined heat and power stationary fuel cell generators of EBARA BALLARD, our associate company, for the Japanese residential market. These systems utilize a natural gas reformer based on technology licensed from Tokyo Gas and have been placed in field trials at 17 customer sites.

EBARA BALLARD has been selected, along with three other companies, to enter into the second phase of a joint development agreement with Osaka Gas. Tokyo Gas and Osaka Gas have publicly stated their intentions to begin commercial sales of combined heat and power fuel cell systems within the next two years.

EBARA BALLARD is also jointly developing a unique kerosene-fueled 1 kW combined heat and power fuel cell generator that leverages Ballard® fuel cell technology by combining it with reformer technology from Nippon Oil Corporation. Further development work will focus on efficiency, reliability and durability. In Japan, 26 percent of residential energy requirements are met with kerosene.

Government commitment to fuel cells and hydrogen continues to grow

There have been a number of government initiatives aimed at defining a hydrogen-fueled automotive future that will support the commercialization of Ballard® fuel cells.

Along with the fleet and infrastructure demonstration project discussed earlier, the DOE announced three other solicitation awards totaling $160 million for hydrogen storage, fuel cell research and development and education outreach. As well, Prime Minister Paul Martin recently announced the Canadian Government’s Hydrogen Highway initiative – the first in North America. This initiative is part of a long-range plan to move Canada toward greater use of fuel cells in vehicles and power generation applications through demonstrations with locally produced hydrogen in seven nodes along the Hydrogen Highway, connecting Vancouver, Victoria and Whistler. Ballard’s Chairman of the Board, Firoz Rasul, will help move this plan from concept to reality in his role as Chairman of the Hydrogen Highway with a goal of demonstrating fuel cell vehicles and fuel cell generators for stationary and portable applications, leading up to the sustainability-focused 2010 Olympic Winter Games to be held in Vancouver and Whistler. The Hydrogen Village partnership, based in Toronto, is a new collaboration of industry and the Canadian Government to showcase fuel cell and hydrogen technology and products. Ballard is participating on the Village’s Oversight Committee and will also participate through the potential demonstration of Ballard® fuel cell products.

California Governor Arnold Schwarzenegger reaffirmed his commitment to hydrogen and fuel cells by signing an executive order creating a public-private partnership to deploy hundreds of hydrogen fuel stations across California by 2010.

Annual Shareholder Meeting and Corporate Governance

Ballard invites shareholders to attend its Annual Shareholders’ Meeting on June 21, 2004 at 1:00 p.m. Pacific Time at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, B.C. In addition to technology and product displays, there will be opportunities for shareholders to ride in fuel cell vehicles at the conclusion of the meeting.

At Ballard’s Annual Shareholders’ Meeting, Firoz Rasul will be retiring as Chairman of the Board. This change is consistent with Ballard’s commitment to best practices in corporate governance, which recommend that former CEOs not continue to hold board positions. Mr. Rasul will continue to advocate to the world the virtues of fuel cells, the hydrogen economy and Ballard in 2004, by serving Ballard as a special advisor and as chair of both the California Fuel Cell Partnership and the Canadian Hydrogen Highway.

“I look back on our accomplishments with pride and have full confidence and optimism in the capabilities of the board and management team to lead Ballard to even greater heights going forward,” said Firoz Rasul, Ballard’s Chairman of the Board. “The many achievements realized during my time at Ballard are a direct result of the passion, drive, dedication, commitment and perseverance of the Ballard team. Ballard’s position as the world leader in fuel cells reflects the depth of talent and expertise that exists across our organization, and it was my good fortune and privilege to be part of such an accomplished team.”

A conference call will be held at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time) on May 7, 2004 to discuss the results for the first quarter. Access to the call may be obtained by calling the operator at 416.640.1907 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21042031#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

FINANCIAL REVIEW

This financial review covers our interim consolidated financial statements for the three months ended March 31, 2004. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.

All amounts are in U.S. dollars, unless otherwise stated.

OVERVIEW

Our net loss for the three months ended March 31, 2004 was $37.2 million, or ($0.31) per share, compared with a net loss of $22.6 million, or ($0.19) per share, for the same period in 2003. The higher loss for 2004 primarily results from a $13.8 million decline in engineering service revenue reflecting the near completion of the current generation of the light-duty fuel cell engine development program, a foreign exchange loss of $0.9 million during 2004 compared to a foreign exchange gain of $7.9 million during the same period in 2003 and lower minority interest share of losses in subsidiaries. This was partly offset by reduced operating expenses, improved product margins and lower business integration and restructuring costs.

Our revenues for the three months ended March 31, 2004 were $16.0 million, compared to $33.1 million for the same period in 2003. This includes a $3.3 million or 20% decrease in product revenues and a $13.8 million or 83% decrease in engineering service and other revenue.

Cash used by operations and capital expenditures for the three months ended March 31, 2004 was $27.2 million, compared to $15.0 million, excluding business integration and restructuring expenditures of $4.3 million, for the same period in 2003. The increase is primarily due to higher losses (excluding non-cash items) described below, partly offset by lower working capital requirements and reduced capital expenditures.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and in understanding our results of operations. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may vary from these estimates.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In late 2003, the Emerging Issues Committee (the “EIC”) of the Canadian Institute of Chartered Accountants (the “CICA”) issued EIC-141 Revenue Recognition, EIC-142 Revenue Arrangements with Multiple Deliverables and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The EICs provide interpretive guidance for applying the standards in Section 3400, Revenue of the CICA Handbook and bring Canadian standards in line with the U.S. The new guidance had no impact on Ballard as our accounting for revenues is consistent with U.S. GAAP.

CICA accounting guideline 13 (“AcG-13”) Hedging Relationships came into effect for our fiscal 2004 results. To manage our exposure to currency rate fluctuations, we periodically enter into forward foreign exchange contracts, which do not qualify for hedge accounting under AcG-13. Therefore we have applied the guidance in EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments and have adopted the fair value method of accounting for forward foreign exchange contracts. The fair value of the contract is recognized on the balance sheet and changes in the fair value are recorded as gains or losses in the period of change.

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2004 were $16.0 million, a $17.1 million or 52% decrease from the same period in 2003, reflecting lower engineering service and other revenues and lower product revenues primarily from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended March 31
	2004			2003
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$9,243	$2,817	$12,060	$12,353	$16,588	$28,941
Power Generation	773	—	773	463	—	463
Material Products	3,206	—	3,206	3,694	—	3,694
	$13,222	$2,817	$16,039	$16,510	$16,588	$33,098

Lower shipments of heavy-duty bus engines and related product services for the European Fuel Cell Bus Project were the primary reasons for the decrease in Transportation product revenues for the three months ended March 31, 2004. This was partly offset by revenues from a previously announced order to supply heavy-duty bus engines to a customer in California.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell program development milestones for our customers, the related costs of which are included in research and development expenses. The significant decline in engineering service revenue for the three months ended March 31, 2004 as compared to the same period in 2003, is due to the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty engine program being in the early stages of the program. As previously announced, and for the reason noted above, we expect engineering service revenues to decline in 2004 relative to 2003.

Power Generation revenues for the three months ended March 31, 2004 increased by $0.3 million or 67% over the same period in 2003 due to shipments of our 1 kW stationary combined heat and power fuel cell generators for the Japanese residential market, sales of our Ecostar™ power converter and higher product service revenues.

Material Products revenues for the three months ended March 31, 2004 decreased by $0.5 million or 13% as compared to the comparative period in 2003 due primarily to slightly lower demand for carbon fiber products.

Cost of product revenues for the three months ended March 31, 2004 were $14.1 million, a decrease of $8.4 million or 37% as compared to the same period in 2003. The lower cost of product revenues primarily reflects the decrease in shipments of heavy-duty bus engines and related product services discussed above. Cost of product revenues during the three months ended March 31, 2003 were partly offset by a reduction of accrued warranty liabilities for our light-duty fuel cell modules due to contractual expirations and lower production costs for the modules.

Research and product development expenses for the three months ended March 31, 2004 were $21.7 million, a decrease of $3.7 million or 14% as compared to the same period in 2003. The decrease was primarily due to the winding-down of our current light-duty and heavy-duty engine development programs, as well as through cost reduction initiatives and restructuring activities. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three months ended March 31, 2004 compared to the same period in 2003. Included in research and product development expenses for the three months ended March 31, 2004 were costs of $4.3 million related to our achievement of predefined milestones for our customers under the current light-duty development program for which we earned engineering service revenue. This compares to engineering service-related expenditures of $7.3 million for the same period in 2003. The next generation light-duty program is in the early stages of development and costs are expected to increase as the year progresses.

General and administrative expenses for the three months ended March 31, 2004 were $3.0 million, a decrease of $1.7 million or 37% compared to the same period in 2003. The decrease primarily reflects the reversal of provisions for bonuses and the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003. These decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three months ended March 31, 2004 compared to the same period in 2003.

Marketing expenses for the three months ended March 31, 2004 were $2.2 million, a slight decrease from marketing expenses in the same period of 2003 of $2.4 million. Decreases in marketing expenses were a result of cost reduction initiatives, partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three months ended March 31, 2004 compared to the same period in 2003.

Depreciation and amortization was $11.7 million for the three months ended March 31, 2004, an increase of $0.5 million or 4% as compared to the same period in 2003. The increase reflects the amortization of intangible assets associated with intellectual property purchased in 2003, including our acquisition of the equity interest of FirstEnergy Corp. (“FirstEnergy”) in our subsidiary, Ballard Generation Systems Inc. (“BGS”), in May 2003.

Investment and other income was $0.1 million for the three months ended March 31, 2004, a decrease of $10.1 million from the corresponding period in 2003.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months Ended March 31
(Expressed in thousands of U.S. dollars)	2004	2003
Investment and other income	$1,039	$2,311
Foreign exchange gain (loss)	(929)	7,886
	$110	$10,197

Investment and other income, excluding foreign exchange gain (loss), was $1.0 million for the three months ended March 31, 2004, a decline of $1.3 million or 55% compared to the same period in 2003, due to lower interest rates and lower average cash balances. A foreign exchange loss of $0.9 million for the three months ended March 31, 2004 compares to a foreign exchange gain of $7.9 million for the same period in 2003. Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our Euro and Canadian dollar denominated net monetary assets over the respective periods. The loss for the three months ended March 31, 2004 was primarily driven by a 1.4% decline in the Canadian dollar, relative to the U.S. dollar, compared to a 7% increase for the same period in 2003 on a higher balance of Canadian denominated net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies.

Minority interest for the three months ended March 31, 2004 was nil, a decrease of $3.6 million from the corresponding period in 2003. During the second quarter of 2003, we ceased recording the minority interests’ share of the losses of our subsidiaries BGS and Ballard Power Systems AG (“BPSAG”). For BGS, this was because we owned 100% of BGS as a result of our acquisition of FirstEnergy’s equity interest in BGS in May 2003. For BPSAG, this was because the minority interest’s share of losses in BPSAG exceeded its investment in this company and therefore we began recognizing 100% of the losses of BPSAG in our financial statements.

Business integration and restructuring costs for the three months ended March 31, 2004 were nil compared to $2.6 million for the same period in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities as part of a corporate restructuring announced late in 2002.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $297.9 million as at March 31, 2004, a decrease of $29.2 million from the end of 2003. The decrease was primarily driven by net losses

(excluding non-cash items) of $22.4 million, higher non-cash working capital requirements of $4.5 million and investments of $2.1 million. Cash, cash equivalents and short-term investments decreased by $18.0 million during the three months ended March 31, 2003, driven by net losses (excluding non-cash items) of $9.6 million, higher non-cash working capital requirements of $8.6 million and capital expenditures of $1.1 million, partly offset by proceeds from the sale of intangible assets of $0.5 million.

Cash used by operations for the three months ended March 31, 2004 was $26.9 million compared to $18.2 million for the same period in 2003. The higher cash requirements for operations during 2004 were driven by increases in cash losses, partly offset by lower non-cash working capital requirements.

For the three months ended March 31, 2004, working capital requirements resulted in cash outflows of $4.5 million compared to cash outflows of $8.6 million during the same period in 2003. Inventories increased due to a build-up of raw materials for transportation customer deliveries and higher service inventory requirements to support bus programs in Europe, Australia and the U.S. Accounts payable and accrued liabilities declined from the beginning of the year due to the timing of the payment of employee bonuses and reduced expenditures. These increases in working capital were partly offset by lower accounts receivables due to lower sales and improved collections and by increases in deferred revenue due to deposits received for future revenue deliverables.

Investing activities resulted in cash outflows of $53.2 million for the three months ended March 31, 2004 compared to cash outflows of $0.5 million during the same period in 2003. This was driven primarily by a $50.9 million increase in short-term investments, investments of $1.7 million in our associated company EBARA BALLARD Corporation and $0.4 million in Chrysalix Energy Limited Partnership, and capital spending of $0.3 million. A steepening of the U.S. yield curve, providing better returns on longer-term instruments, drove the increase in short-term investments. Capital spending was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash outflows of $4,000 for the three months ended March 31, 2004 compared to cash inflows of $0.3 million during the same period in 2003. The 2003 inflows were primarily from net proceeds from the exercise of employee stock options.

As at April 26, 2004, we had 118,384,274 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 7,518,686 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2004, we had cash, cash equivalents and short-term investments totaling $297.9 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for proton exchange membrane fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our working capital requirements, foreign exchange fluctuations and the results of our development and demonstration programs. In addition to our cash resources, we expect our funding requirements to be met through product and engineering service revenues as well as through the existing equity commitments of our Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”).

DaimlerChrysler and Ford have committed to make, at any time, at our request, an equity investment in Ballard of a total of CDN$55 million, comprising CDN$30 million by DaimlerChrysler and CDN$25 million by Ford.

As previously disclosed, we are discussing strategic alternatives within the Alliance that could provide DaimlerChrysler and Ford with greater involvement in the development of fuel cell systems and the integration of those systems into their vehicles. Our discussions are focused on a broad range of possible actions that include reviewing the roles and responsibilities of each of the Alliance partners, finalizing the development plan of the next generation light-duty fuel cell engine program and changing our Alliance agreement to provide us with additional financial and operational flexibility.

As previously disclosed, DaimlerChrysler and Ford have agreed in principle to fund up to $97 million of the next generation light-duty fuel cell engine program. The definition of the scope, timing, cost and funding requirements of the program is progressing and discussions with DaimlerChrysler and Ford have expanded to include development of the follow-on next generation fuel cell engine. The exact amount of funding may be higher or lower than $97 million, depending on the outcome of our ongoing discussions.

We believe that our cash, cash equivalents and short-term investments together with funding commitments from our Alliance partners are sufficient to meet planned growth and development activities for at least the next several years.

As at March 31, 2004, there were no significant changes in our contractual obligations and commercial commitments during the quarter.

Periodically, we enter into forward exchange contracts to manage our exposure to currency rate fluctuations. As at March 31, 2004, forward exchange contracts to purchase 3.0 million Euros were outstanding.

Consolidated Balance Sheets

Unaudited (Expressed in thousands of U.S. dollars)

	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$197,990	$278,099
Short-term investments	99,881	49,013
Accounts receivable	18,258	22,648
Inventories	31,547	26,284
Prepaid expenses and other current assets	1,760	2,420
	349,436	378,464

Property, plant and equipment	81,640	85,685
Intangible assets	123,956	133,362
Goodwill	220,308	220,308
Investments	15,565	13,841
Other long-term assets	3,587	3,175
	$794,492	$834,835

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$32,597	$42,946
Deferred revenue	6,724	3,890
Accrued warranty liabilities	33,848	32,936
	73,169	79,772

Long-term liabilities	13,630	13,360
	86,799	93,132

Shareholders’ equity:
Share capital	1,229,129	1,227,079
Contributed surplus	3,820	2,717
Accumulated deficit	(525,020)	(487,857)
Cumulative translation adjustment	(236)	(236)
	707,693	741,703
	$794,492	$834,835

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31
	2004	2003
		(restated(1))
Revenues:
Product revenues	$13,222	$16,510
Engineering service and other revenue	2,817	16,588
Total revenues	16,039	33,098

Cost of revenues and expenses:
Cost of product revenues	14,062	22,475
Research and product development	21,691	25,358
General and administrative	2,985	4,734
Marketing	2,234	2,354
Depreciation and amortization	11,749	11,291
Total cost of revenues and expenses	52,721	66,212

Loss before undernoted	(36,682)	(33,114)
Investment and other income	110	10,197
Equity in loss of associated companies	(388)	(529)
Minority interest	—	3,592
Business integration and restructuring costs	—	(2,615)
Loss before income taxes	(36,960)	(22,469)
Income taxes	203	92
Net loss for period	(37,163)	(22,561)
Accumulated deficit, beginning of period	(487,857)	(362,765)
Accumulated deficit, end of period	$(525,020)	$(385,326)
Basic and diluted loss per share	$(0.31)	$(0.19)
Weighted average number of common shares outstanding	118,244,614	115,945,430

(1)          Certain comparative figures have been restated due to the retroactive application of the accounting of asset retirement obligations in December 2003.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31
	2004	2003
		(restated(1))
Cash provided by (used for):
Operating activities:
Net loss for period	$(37,163)	$(22,561)
Items not affecting cash:
Compensatory shares	829	2,354
Depreciation and amortization	13,279	13,673
Loss on sale and write-downs of property, plant and equipment	359	45
Equity in loss of associated companies	388	529
Minority interest	—	(3,592)
Other	(99)	(87)
	(22,407)	(9,639)
Changes in non-cash working capital:
Accounts receivable	4,390	(7,598)
Inventories	(5,263)	(413)
Prepaid expenses	660	730
Accounts payable and accrued liabilities	(8,021)	(6,514)
Deferred revenue	2,834	(68)
Accrued warranty liabilities	912	5,277
	(4,488)	(8,586)
Cash used by operations	(26,895)	(18,225)
Investing activities:
Net increase in short-term investments	(50,868)	(457)
Additions to property, plant and equipment	(281)	(1,098)
Proceeds on sale of property, plant and equipment	94	2
Proceeds on sale of intangible assets	—	479
Investments	(2,112)	—
Other long-term assets	(412)	(87)
Long-term liabilities	369	643
	(53,210)	(518)
Financing activities:
Net proceeds on issuance of share capital	—	331
Other	(4)	(19)
	(4)	312
Decrease in cash and cash equivalents	(80,109)	(18,431)
Cash and cash equivalents, beginning of year	278,099	237,233
Cash and cash equivalents, end of year	$197,990	$218,802

(1)          Certain comparative figures have been restated due to the retroactive application of the accounting of asset retirement obligations in December 2003.

SEGMENTED FINANCIAL INFORMATION

The Corporation operates in three market segments, Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (PEM) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment.  The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31
	2004	2003
Revenues
Power Generation	$773	$463
Transportation	12,060	28,941
Material Products	3,206	3,694
	$16,039	$33,098
Segment gain (loss) for period(1)
Power Generation	$(3,215)	$(3,514)
Transportation	(5,690)	(1,589)
Material Products	(123)	157
Total	(9,028)	(4,946)
Corporate amounts
Research and product development	(10,686)	(9,789)
General and administrative	(2,985)	(4,734)
Marketing	(2,234)	(2,354)
Depreciation and amortization	(11,749)	(11,291)
Investment and other income	110	10,197
Equity in loss of associated companies	(388)	(529)
Minority interest	—	3,592
Business integration and restructuring costs	—	(2,615)
Loss before income taxes	$(36,960)	$(22,469)

(1)          Research and product development costs directly related to segments are included in segment gain (loss) for the period.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc. Ecostar is a trademark of Ballard Power Systems Corp.

For investor information,	For media information,	For product information,	Ballard Power Systems Inc.
please contact:	please contact:	please contact:	4343 North Fraser Way
Michael Rosenberg	Media Relations	Marketing Department	Burnaby, British Columbia
t) 604.412.3195	t) 604.412.4740	t) 604.453.3520	Canada V5J 5J9
f) 604.412.3100	f) 604.412.3100	f) 604.412.3100	t) 604.454.0900
investors@ballard.com	media@ballard.com	marketing@ballard.com	f) 604.412.4700
www.ballard.com